EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Six Months Ended
	July 2, 2006	July 3, 2005 (b)
Earnings:

Income before income taxes	$340,006	$324,280

Add (deduct):

Interest on indebtedness	53,531	40,839
Portion of rents representative of the interest factor (a)	3,837	4,003
Amortization of debt expense	221	223
Amortization of capitalized interest	1,441	1,570

Earnings as adjusted	$399,036	$370,915

Fixed Charges:

Interest on indebtedness	$53,531	$40,839
Portion of rents representative of the interest factor (a)	3,837	4,003
Amortization of debt expense	221	223
Capitalized interest	21	-

Total fixed charges	$57,610	$45,065

Ratio of earnings to fixed charges	6.93	8.23

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NOTE:

(a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.
(b) Amounts for 2005 were adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, in the fourth quarter of 2005.